SECURITIES AND EXCHANGE COMMISSION
                       ---------------------------------
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                      EQUITY TECHNOLOGIES & RESOURCES, INC.
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    29477M203
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                                 (CUSIP Number)

                                 FARRA M. ALFORD
                               200 W. VINE STREET
                               LEXINGTON, KY 40507
                                 (855) 231-1085
                       ---------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JAN. 24, 2003
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.    29477M203
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                FV INVESTMENTS, LLC, 61-1317611

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions):      WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship or Place of Organization:      KENTUCKY, USA

Number of                  (7)  Sole Voting Power                     18,050,000
Shares Bene-
ficially                   (8)  Shared Voting Power                            0
Owned by
Each Report-               (9)  Sole Dispositive Power                18,050,000
ing Person
With                       (10)  Shared Dispositive Power                      0

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    18,050,000

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)

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13)  Percent of Class Represented by Amount in Row (11):     13.35%

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14)  Type of Reporting Person (See Instructions): 00 LIMITED LIABILITY COMPANY


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


Item 1.   Security and Issuer

     This statement relates to the common stock, $0.001 par value ("Common Stock") of EQUITY TECHNOLOGIES & RESOURCES, INC. (the "Issuer"). The principal executive offices of the Issuer are presently located at: 325 West Main Street, Suite 240, Lexington, Kentucky 40507.

Item 2.   Identity and Background

     This statement is filed by FV INVESTMENTS, LLC, a Kentucky Limited Liability Company. FV INVESTMENTS, LLC's principal business is investments. The address of its principal office is 200 W. VINE STREET LEXINGTON, KY 40507.

     During the last five (5) years, FV INVESTMENTS, LLC. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five (5) years, FV INVESTMENTS, LLC. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     On August 28, 2000 FV INVESTMENTS, LLC entered into an Agreement with EQUITY TECHNOLOGIES & RESOURCES, INC. whereby FV INVESTMENTS received 75,000 shares of Common Stock, in exchange for cash in the amount of $150,000. The source of the cash was from FV INVESTMENTS, LLC funds. In addition, EQUITY TECHNOLOGIES & RESOURCES, INC. gave FV INVESTMENTS, LLC a promissory note for the repayment of the loan. In the years of 2001 and 2002 EQUITY TECHNOLOGIES & RESOURCES, INC. issued 5,476,500 shares of restricted stock to FV INVESTMENTS, LLC as collateral for the Note and money owed, 2,500,000 shares of which were issued on November 1, 2002 and 3,051,500 shares of which are held in the account of FV INVESTMENTS, LLC. On September 15, 2002 EQUITY TECHNOLOGIES & RESOURCES, INC. issued 12,498,500 shares of restricted stock, which made FV INVESTMENTS, LLC an owner of 13.35% of the outstanding stock in EQUITY TECHNOLOGIES & RESOURCES, INC. This was pursuant to a stock conversion program whereby FV INVESTMENTS, LLC received 7,142 shares of common stock for each share of Class A Preferred Stock in EQUITY TECHNOLOGIES & RESOURCES, INC., being 1,750 shares of Preferred Stock. The issuance of the Preferred stock was the result of FV INVESTMENTS, LLC having been the registered owner of 875,000 shares of common stock in EQUITY TECHNOLOGIES & RESOURCES, INC. as of July 16, 2001.

Item 4.   Purpose of Transaction

     These transactions were to secure the investment of FV INVESTMENTS, LLC and debt owed of FV INVESTMENTS, LLC. The purpose of the initial transaction was for investment and no other purpose. Subsequent transactions were part of a stock dividend plan of EQUITY TECHNOLOGIES & RESOURCES, INC. Stock is part of FV INVESTMENTS, LLC investment portfolio. FV INVESTMENTS, LLC is not an affiliate shareholder of the Issuer.

     FV INVESTMENTS, LLC reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     i. Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     As of April 15, 2003, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     There are no materials to be filed as Exhibits since all such materials have been included for reporting in prior audits of EQUITY TECHNOLOGIES & RESOURCES, INC. and are available upon request.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2003


/s/ Farra Alford
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Farra Alford, Member
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